FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2006.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Sankyo Revises Financial Forecasts Upward for the Six Months Ended September 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 27, 2006 in Kyoto, Japan

Nidec Sankyo Revises Financial Forecasts Upward

for the Six Months Ended September 30, 2006

Nidec Corporation announced today that Nidec Sankyo Corporation (the “Company”), one of its consolidated subsidiaries whose shares are listed on the First Section of the Tokyo Stock Exchange (Code:7757), has revised upward its consolidated and non-consolidated financial forecasts for the six months ended September 30, 2006 as follows.

1. Revised consolidated financial forecasts (Japanese GAAP) for the six months ended September 30, 2006.

(From April 1, 2006 to September 30, 2006)					(Yen in millions)
	For the six months ended September 30, 2006				For the six months ended September 30, 2005
	Previous forecast (July 27, 2006)	Revised Forecast	Change (amount)	Change (percent)
Net sales	57,000	58,000	1,000	1.8%	59,515
Operating income	5,500	6,000	500	9.1%	5,913
Recurring income	5,000	6,300	1,300	26.0%	7,865
Net income	4,000	5,900	1,900	47.5%	6,188

2. Revised non-consolidated financial forecasts (Japanese GAAP) for the six months ended September 30, 2006.

(From April 1, 2006 to September 30, 2006)					(Yen in millions)
	For the six months ended September 30, 2006				For the six months ended September 30, 2005
	Previous forecast (July 27, 2006)	Revised Forecast	Change (amount)	Change (percent)
Net sales	39,000	41,900	2,900	7.4%	42,728
Operating income	4,000	4,700	700	17.5%	4,203
Recurring income	4,000	5,600	1,600	40.0%	6,346
Net income	3,500	4,400	900	25.7%	6,742

3. Reasons for revision

On a non-consolidated basis, the increase in the Company’s sales and operating income primarily derives from the card reader business. Recurring income increased due to yen’s depreciation that generated a foreign exchange gain of approximately ¥800 million. Net income also increased as a result of the said increase in recurring income, despite a ¥600 million increase in equity loss in the Company’s subsidiaries overseas.

Consolidated sales, operating income and recurring income forecasts have been revised in line with the changes to the non-consolidated numbers. The net income increased as a result of smaller-than-expected disposal losses on fixed assets as well as smaller income taxes.

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